05037704

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 8 2005 WASH. D.C. 213 SECTION

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-30177

Report For the Period Beginning January 1, 2004 (MM/DD/YY) and Ending December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

McDonald Investments Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

McDonald Investment Center, 800 Superior Avenue
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Robert D. Moran, Chief Financial Officer — (216) 563-2006
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, **Robert D. Moran** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **McDonald Investments Inc.** as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0 credits $8,066)

Robert D Moran

Signature

Chief Financial Officer

Title

Laura M Pekarek

Notary Public

LAURA M. PEKAREK
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Nov. 4, 2006

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

0501-0607830

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2004 to December 31, 2004

McDonald Investments Inc.
(Name of Respondent)

McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Robert D. Moran
Chief Financial Officer
McDonald Investments Inc.
McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
Telephone No. (216) 563-2006
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

McDonald Investments Inc.

December 31, 2004

The following financial statements and schedules of McDonald Investments Inc. are submitted herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

The Board of Directors
McDonald Investments Inc.

We have audited the accompanying statement of financial condition of McDonald Investments Inc. (the Company) as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 21, 2005

McDonald Investments Inc.

Statement of Financial Condition

December 31, 2004
(In Thousands)

Assets	
Cash and cash equivalents	$ 38,540
Receivable from customers	250,894
Receivable from brokers and dealers	107,200
Securities purchased under agreements to resell	363,844
Securities owned	656,248
Receivable from affiliates	2,505
Other receivables	8,031
Memberships in exchanges, at cost (market value $5,248)	4,088
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $71,093	13,508
Other investments	3,685
Other assets	46,229
	$1,494,772
Liabilities and stockholder's equity	
Liabilities:	
Payable to customers	$ 100,126
Payable to brokers and dealers	109,655
Securities sold under agreements to repurchase	426,937
Securities sold, but not yet purchased	384,267
Accrued compensation	64,356
Accounts payable, accrued expenses, and other liabilities	58,345
	1,143,686
Stockholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	
Common stock, stated value $4.00 per share; 250 shares authorized, issued and outstanding	1
Additional paid-in capital	228,204
Retained earnings	122,881
	351,086
	$1,494,772

See notes to financial statements.

McDonald Investments Inc.

Statement of Income

Year Ended December 31, 2004
(In Thousands)

Revenues	
Underwriting and investment banking	$ 114,752
Principal transactions	99,644
Commissions	132,308
Investment management fees	47,410
Interest and dividends	30,157
Advisory fees	4,495
Other	18,830
	447,596
Expenses	
Employee compensation and benefits	253,527
Interest	9,669
Communications	14,319
Occupancy and equipment	71,148
Promotion and development	14,248
Floor brokerage and clearance	4,962
Taxes, other than income taxes	11,780
Management fee paid to affiliate	20,685
Other operating expenses	17,028
	417,366
Income before income taxes	30,230
Provision for income taxes:	
Federal:	
Current	9,824
Deferred	1,482
State and local	756
	12,062
Net income	$ 18,168

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Stockholder's Equity

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2004	$ 1	$ 178,204	$ 104,713
Capital contribution from Parent	–	50,000	–
Net income	–	–	18,168
Balance at December 31, 2004	$ 1	$ 228,204	$ 122,881

See notes to financial statements.

McDonald Investments Inc.

Statement of Cash Flows

Year Ended December 31, 2004
(In Thousands)

Operating activities	
Net income	$ 18,168
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,813
Deferred compensation	5,246
Deferred income taxes	(2,017)
Changes in operating assets and liabilities:	
Decrease in receivable from customers	102,577
Decrease in receivable from brokers and dealers	11,432
Decrease in securities owned	139,339
Decrease in other receivables	1,069
Increase in other assets	(1,879)
Increase in payable to customers	24,477
Decrease in payable to brokers and dealers	(13,174)
Decrease in securities sold, but not yet purchased	(289,938)
Increase in accrued compensation	16,625
Increase in accounts payable, accrued expenses, and other liabilities	358
Net cash provided by operating activities	18,096
Investing activities	
Net increase in furniture, equipment, and leasehold improvements	(2,117)
Net decrease in investments	577
Net cash used for investing activities	(1,540)
Financing activities	
Increase in securities purchased under agreements to resell	(46,897)
Decrease in short-term borrowings	(89,503)
Increase in securities sold under agreements to repurchase	101,523
Decrease in receivables from affiliates	171
Capital contribution from Parent	50,000
Net cash provided by financing activities	15,294
Increase in cash and cash equivalents	31,850
Cash and cash equivalents at beginning of fiscal year	6,690
Cash and cash equivalents at end of fiscal year	$ 38,540

See notes to financial statements.

McDonald Investments Inc.

Notes to Financial Statements

December 31, 2004
(In Thousands)

1. Significant Accounting Policies

McDonald Investments Inc. (the Company) is a wholly owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value.

Securities transactions and related commission revenue and expense are recorded on a settlement date basis. No material differences resulted from recognizing securities related revenue and expenses on the settlement date basis, rather than on the trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $7,057 which are included in receivables from brokers and dealers and securities loaned of $19,290 which are included in payables to brokers and dealers are both carried at the amounts of cash collateral advanced and received in connection with these transactions.

(In Thousands)

1. Significant Accounting Policies (continued)

Securities owned and securities sold, but not yet purchased are carried at estimated fair value, and unrealized gains and losses are included in revenues from principal transactions. Fair value is generally based on quoted market prices or dealer price quotations. Other valuation models and estimates may be used where market or dealer prices are unavailable.

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086 at December 31, 2004, and is included in other assets. Goodwill is not subject to amortization but is subject to impairment testing, which must be conducted at least annually. No impairment loss has been recognized in 2004.

In January 2003, the Financial Accounting Standards Board (the FASB) issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which provides new criteria for determining whether or not consolidation accounting is required. This guidance significantly changes how companies determine whether they must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity. Based on its evaluations and current interpretations of the provisions of FIN 46, the guidance did not have any material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued modifications to FIN 46 to provide additional scope exceptions, address certain implementation issues and promote a more consistent application of FIN 46. The Company adopted this new guidance in the first quarter of 2004. Adoption of this guidance did not have any material effect on the Company's financial position or results of operations.

(In Thousands)

1. Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2004 consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Securities:		
U.S. government obligations	$ 320,950	$ 348,225
Mortgage-backed securities	109,473	–
Corporate obligations	181,336	35,130
State and municipal obligations	22,236	–
Corporate stocks	12,139	736
Money market instruments	8,969	–
Options and options on futures	556	67
Other	589	109
	$ 656,248	$ 384,267

3. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2004, the Company had ongoing credit arrangements of $1,700,000 with the Parent and $230,000 with third party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2004, the Company had no outstanding borrowings under these lines of credit.

(In Thousands)

3. Short-Term Borrowings (continued)

Securities sold under agreements to repurchase bear interest at rates ranging from 1.62% to 2.65% and are collateralized by firm-owned securities with a market value of $425,367 at December 31, 2004.

Total interest paid in 2004 on short-term borrowings was $9,724.

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2004 were:

Facilities and equipment	$26,219
Processing charges	27,044
Management fee	20,685

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2004 were $30,552 from these agreements.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

(In Thousands)

5. Income Taxes (continued)

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Expected income tax expense at U.S. statutory tax rate	$ 10,580
Disallowed meals and entertainment	646
State taxes, net of federal benefit	(331)
Other	344
Income tax expense	$ 11,239

The deferred income tax expense for the year ended December 31, 2004, consists of the following:

Employee compensation accruals	$ 3,068
Litigation and other reserves	(346)
Depreciation and amortization	9
Other	(1,249)
Total deferred tax expense	$ 1,482

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2004 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 8,442
Litigation and other reserves	279
Depreciation	1,702
Other	1,871
Total deferred tax assets	12,294
Deferred tax liabilities:	
State taxes	199
Purchasing accounting	667
Other	3,399
Total deferred tax liabilities	4,265
Net deferred tax assets	$ 8,029

Total income taxes paid to the Parent were $9,469 for the year ended December 31, 2004.

6. Commitments and Contingencies

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company.

The Company has received subpoenas from the Securities and Exchange Commission (the SEC) and inquiries from the National Association of Securities Dealers (the NASD) and the State of New York Attorney General, seeking documents and information as part of their investigations into market timing and late trading activity involving the mutual fund, brokerage and annuity businesses. The Company has responded to the various regulatory authorities and has been cooperating fully with their inquiries and investigation. The NASD notified the Company that it had preliminarily determined to recommend unspecified disciplinary action against the Company for its alleged failure to establish and maintain supervisory procedures reasonably designed to achieve compliance with regulations governing late trading and market timing of mutual funds. The NASD also cited the Company's alleged failure to appropriately supervise the market timing activities of certain former registered representatives at its Chicago retail office, which the Company closed in December 2003. The Company responded to the NASD's preliminary determination and presented its views. It is not known whether, and then to what extent, the Company could receive further requests or be required to take action related to this matter in the future.

(In Thousands)

6. Commitments and Contingencies (continued)

The NASD is also reviewing various industry practices relating to the marketing of mutual funds and compensation arrangements between fund companies and brokerage firms, including "revenue sharing" arrangements in which fund affiliated parties pay additional compensation to brokers for the sale of fund shares and "directed brokerage" arrangements in which fund companies direct trading business to broker dealers that sell fund shares. The Company has received requests for documents and information from the NASD in connection with such arrangements. The Company has responded to the NASD's requests and is fully cooperating with the NASD. In addition, the Company conducted its own internal review of policies, procedures and practices and has taken such actions with respect to these arrangements as the Company deemed appropriate.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2004, with initial or remaining noncancellable lease terms in excess of one year are approximately $65,976 payable as follows: 2005 – $15,490; 2006 – $15,015; 2007 – $14,364; 2008 – $12,260; 2009 – $5,366; and thereafter – $3,481. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $13,798 and $928, respectively, for the year ended December 31, 2004.

Guarantees

The Company, on behalf of an affiliated limited partnership, has pledged and deposited $2,046 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2004, the Company's net capital under the Rule was $229,166 or 81% of aggregate debit balances, and $223,521 in excess of the minimum required net capital.

8. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

8. Financial Instruments with Off-Balance Sheet and Credit Risk (continued)

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

9. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair market value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Income. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2004, the fair value of the Company's commitment to purchase and sell under these contracts was $96,058 and $139,732, respectively. Mortgage securities purchased or sold as a result of fulfilling these commitments are recorded on settlement date.

(In Thousands)

10. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent which permits eligible employees to contribute 1% to 16% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2004, the Company's contribution expense was $8,471.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2004, the Company's allocated costs were $12,432.

11. Subsequent Events

In January 2005, the Company's Board of Directors declared a $75,000 dividend payable to the Parent in the first quarter of 2005 subject to the approval of the New York Stock Exchange, the Company's principal regulatory agency.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004
(In Thousands)

Net capital		
Total stockholder's equity from statement of financial condition		$ 351,086
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	17	
Investments and securities owned not readily marketable	689	
Memberships in exchanges	4,088	
Investment in and receivables from affiliates and associated partnerships	8,236	
Furniture, equipment, and leasehold improvements	13,508	
Other receivables	21,640	
Other assets	19,571	
		67,749
Additional charges for customers' and noncustomers' security accounts	2,006	
Aged fails-to-deliver	458	
Other deductions and/or charges	2,781	
		5,245
		72,994
Net capital before haircuts on security positions		278,092
Haircuts on security positions:		
Contractual security commitments	2,858	
Trading and investment securities:		
Money market instruments	1,515	
U.S. and Canadian government obligations	10,587	
State and municipal obligations	808	
Corporate obligations	31,126	
Corporate stocks	2,032	
		48,926
Net capital		$ 229,166

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2004	$ 5,645
Excess net capital	$ 223,521
Percentage of net capital to aggregate debit items	81%
Net capital in excess of	
4% of aggregate debit items	$ 217,876
5% of aggregate debit items	$ 215,053

McDonald Investments Inc.

Schedule II
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

December 31, 2004
(In Thousands)

Credit items	
Free credit balances and other credit balances in customers' security accounts	$163,354
Monies payable against customers' securities loaned	19,290
Customers' securities failed-to-receive	12,301
Credit balances in firm accounts which are attributable to principal sales to customers	2,562
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	13
Market value of short securities and credits in all suspense accounts over seven business days	60
Other	1,272
Total credits	198,852
Debit items	
Debit balances in customers' cash and margin accounts	250,877
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	5,795
Failed to deliver of customers' securities not older than thirty calendar days	3,461
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	22,126
Aggregate debit items	282,259
Less 3%	8,468
Total debits	273,791
Excess of total debits over total credits	$ 74,939

McDonald Investments Inc.

Schedule III
Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2004
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	
A. Number of items.	
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 890
A. Number of items.	13

McDonald Investments Inc.

Schedule IV
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2004

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2004 unaudited Form X-17 a-5, Part II.

McDonald Investments Inc.

Schedule V
Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2004

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2004 unaudited Form X-17a-5, Part II.

ERNST & YOUNG

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Supplementary Report of Independent Auditors on Internal Control

Board of Directors
McDonald Investments Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McDonald Investments Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2005